LAW OFFICES OF

FISHER THURBER LLP

A Limited Liability Partnership Including Professional Corporations

Of Counsel	4225 Executive Square
F. Marshall Thurber	Suite 1600	Telephone (858) 535-9400
F. Kevin Loughran	La Jolla, California 92037-1483	Fax (858) 535-1616

July 21, 2005

Via Facsimile and EDGAR

Mr. James Peklenk

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Facsimile No.: (202) 772-9217

Re:	Natural Alternatives International, Inc.
Form 10-K for the fiscal year ended June 30, 2004
Filed September 14, 2004
File Number 000-15701

Dear Mr. Peklenk:

This letter is submitted on behalf of Natural Alternatives International, Inc. As you and I discussed and agreed via telephone call July 19, 2005, Natural Alternatives International, Inc. has committed to respond to the comment letter dated July 1, 2005 from Mr. Jim B. Rosenberg regarding the above referenced filing not later than Friday, July 29, 2005.

Sincerely,

/s/ Cheryl Allaire
Cheryl Allaire

cc:	Randell Weaver
John Reaves
David Fisher